Exhibit 8.1
     List of Subsidiaries

		Ownership interest
Particulars	Country of incorporation	2009(%)	2008(%)	2007(%)

Significant subsidiaries
Sify Communication Limited	India	74	74	74
Sify International Inc	US	100	100	100
Sify Networks Private Limited	India	100	100	100